UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

CLARIENT, INC.

(Name of Subject Company)

CLARIENT, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

180489106

(CUSIP Number of Class of Securities)

Ronald A. Andrews

Vice Chairman and Chief Executive Officer

31 Columbia

Aliso Viejo, California 92656

(949) 425-5700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

W. Alex Voxman

R. Scott Shean

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 485-1234

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Filed by Clarient, Inc. pursuant to Rule 14d-9(a)(2)

Under the Securities Exchange Act of 1934

Subject Company: Clarient, Inc.

Commission File No.: 000-22677

On October 22, 2010, Clarient, Inc. (the “Company”) and General Electric Company (“General Electric”) issued the following joint press release:

GE HEALTHCARE TO ACQUIRE CANCER DIAGNOSTIC COMPANY

CLARIENT Inc.

•	Addition of high-growth business will create strong technology-enabled services platform in molecular diagnostics

•	Complementary capabilities in diagnostics will improve patient care, reduce costs

CHALFONT ST GILES, UK AND ALISO VIEJO, CA, October 22, 2010. GE Healthcare, a unit of General Electric Company (NYSE:GE), and Clarient, Inc. (NASDAQ:CLRT) announced today that they have entered into a definitive agreement for GE Healthcare to acquire Clarient, a leading player in the fast-growing molecular diagnostics sector. Clarient’s technologies, combined with GE Healthcare’s strengths in diagnostic imaging, are expected to accelerate the development of new integrated tools for the diagnosis and characterization of cancer. A subsidiary of GE will commence a tender offer for all outstanding common and preferred shares of Clarient at $5.00 per common share and $20.00 per preferred share, in each case payable in cash.

Molecular diagnostics provide precise information about a patient’s cancer and can help doctors decide on the best treatment. The rapid increase in the incidence of cancer worldwide, together with advances in specific cancer-focused therapies, is driving significant demand for molecular diagnostics. The global demand for cancer-profiling products and services is predicted to grow from $15 billion in 2009 to an estimated $47 billion by 2015*. Since 2005, Clarient’s revenues have grown at a 68 percent compounded annual growth rate.

John Dineen, President and CEO of GE Healthcare, said, “GE Healthcare has built a world-class set of diagnostic, information and life science technologies. We are experiencing solid growth in the core business this year and we see that growth continuing into 2011. Adding Clarient’s leading technology to our portfolio will accelerate our expansion into cancer diagnostics and therapy selection tools, while strongly enhancing our current diagnostic and life sciences offerings. We believe we can build a $1 billion-plus business by developing integrated diagnostic solutions for cancer and other diseases.

“GE and Clarient share a vision that through the integration of our diagnostic technologies we can help pathologists and oncologists make more confident clinical decisions, bring improvements in the quality of patient care and lower the costs of disease management,” Dineen said.

Ron Andrews, CEO and Vice Chairman of Clarient, said, “The combination of Clarient’s people, technologies and services with the resources, brand value, technical capabilities and global reach of GE Healthcare is a tremendous opportunity for the highly talented Clarient team. We will now have access to the resources we need to accelerate our development plans. We are proud of the progress we have made in bringing our molecular diagnostic technologies to market, and joining with GE Healthcare will allow us to realize our ambitious plans and actualize our goal of becoming one of the industry’s most relevant companies in the management of cancer.”

Clarient provides pathologists and oncologists with access to key diagnostic tests that shed light on the complex nature of various cancers. Clarient is focused on developing novel, proprietary diagnostic markers and tests for the profiling of breast, prostate, lung, colon and blood-based cancers, to help clinicians make informed decisions on how best to treat their patients. Given the increasing importance of more targeted cancer diagnostics, Clarient is well positioned to bring differentiated, added-value molecular diagnostic products and services to market.

Transaction Details

Commenting on the transaction, Andrews added, “We are very excited about becoming part of the GE Healthcare family, and we believe that the consideration being paid to Clarient stockholders appropriately reflects the value that we have built at Clarient. This is good news for our stockholders, for the healthcare community, and for patients.”

The Board of Directors of Clarient has approved the transaction and unanimously recommended that Clarient stockholders tender their shares in the transaction. Stockholders holding approximately 47 percent of Clarient’s current outstanding voting stock have agreed, among other things, to tender their shares in the proposed transaction. GE Healthcare will acquire any Clarient shares not purchased in the tender offer in a second-step merger at the same price per share paid in the tender offer. The transaction values Clarient at approximately $580 million, net of cash and investments as of June 30, 2010.

The transaction is conditioned on the tender and acceptance of at least a majority of the fully diluted common shares of Clarient in the tender offer, regulatory approvals and other customary conditions, and is expected to close in late 2010 or early 2011.

Goldman, Sachs & Co. is acting as financial advisor and Latham & Watkins LLP is acting as legal counsel to Clarient on this transaction. JP Morgan is acting as financial advisor and Sidley Austin LLP is acting as legal counsel to GE Healthcare on this transaction.

*	Source BCC Research “Cancer Profiling and Pathways: Technologies and Global Markets”, September 2010

About GE Healthcare

GE Healthcare provides transformational medical technologies and services that are shaping a new age of patient care. Our broad expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, drug discovery, biopharmaceutical manufacturing technologies, performance improvement and performance solutions services help our customers to deliver better care to more people around the world at a lower cost. In addition, we partner with healthcare leaders, striving to leverage the global policy change necessary to implement a successful shift to sustainable healthcare systems.

Our “healthymagination” vision for the future invites the world to join us on our journey as we continuously develop innovations focused on reducing costs, increasing access and improving quality and efficiency around the world. Headquartered in the United Kingdom, GE Healthcare is a $16 billion unit of General Electric Company (NYSE: GE). Worldwide, GE Healthcare employs more than 46,000 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

For our latest news, please visit http://newsroom.gehealthcare.com

About Clarient

Clarient combines innovative diagnostic technologies with world class pathology expertise to assess and characterize cancer. Clarient’s mission is to become the leader in cancer diagnostics by dedicating itself to collaborative relationships with the healthcare community to translate cancer discovery and research into better patient care. Clarient’s principal customers include pathologists, oncologists, hospitals, and biopharmaceutical companies. The rise of individualized medicine as the new direction in oncology has created the need for a centralized resource providing leading diagnostic technologies, such as flow cytometry and molecular testing. Clarient is that resource, having created a state-of-the-art commercial cancer laboratory providing advanced oncology testing and diagnostic services. Clarient’s customers are connected to its Internet-based portal, PATHSITE(R) that delivers high resolution images and critical interpretive reports based on our diagnostic testing. Clarient also develops and markets new, proprietary “companion” diagnostic markers for therapeutics in breast, prostate, lung, ovarian, and colon cancers, and leukemia/lymphoma.

www.Clarientinc.com

Forward Looking Statements

Certain statements herein regarding Clarient, Inc. and General Electric Company and the proposed transaction contain forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transaction and both Clarient’s and GE’s actual results could differ materially from the forward-looking statements. Factors that might cause such a difference include, but are not limited to: delays in completing, or the failure to complete, the proposed transaction due to a failure to satisfy closing conditions or other reasons, Clarient’s ability to continue to develop and expand its diagnostic services business, uncertainties inherent in Clarient’s product development programs, Clarient’s ability to attract and retain highly qualified managerial, technical, and sales and marketing personnel, Clarient’s ability to maintain compliance with financial and other covenants under its credit facility, Clarient’s ability to successfully manage its in-house billing and collections processes, the continuation of favorable third-party payor reimbursement for laboratory tests, changes in federal payor regulations or policies, including adjustments to Medicare reimbursement rates, that may affect coverage and reimbursement for Clarient’s laboratory diagnostics services, Clarient’s ability to obtain additional financing on acceptable terms or at all, unanticipated expenses or liabilities or other adverse events affecting cash flow, uncertainty of success in identifying, developing and commercializing new diagnostic tests or novel markers including the Mammostrat(R) test, Clarient’s ability to fund development of new diagnostic tests and novel markers, and to obtain adequate patent protection covering Clarient’s use of these tests and markers including for the Mammostrat(R) test, and the amount of resources Clarient determines to apply to novel marker development and commercialization, the risk to Clarient of infringement claims and the possibility of the need to license intellectual property from third parties to avoid or settle such claims, failure to obtain regulatory approvals and clearances required to conduct clinical trials if/when required and/or to commercialize Clarient’s services and underlying diagnostic applications, Clarient’s ability to compete with other technologies and with emerging competitors in novel cancer diagnostics and dependence on third parties for collaboration in developing new tests, and risks detailed from time to time in Clarient’s SEC reports, including quarterly reports on Form 10-Q, current reports on Form 8-K, and annual reports on Form 10-K. Recent experience with respect to laboratory services, net revenues and results of operations may not be indicative of future results for the reasons set forth above.

Clarient does not assume any obligation to update any forward-looking statements or other information contained in this document.

Important Additional Information

The tender offer described in this press release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, GE will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention: “Corporate Counsel—Business Development”. Potential investors and Clarient stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Media Contacts:

GE Healthcare - Americas

Aleisia Gibson

+1 609 865 4004

aleisia.gibson@ge.com

GE Healthcare - Rest of World

Dr Val Jones

+44 7917 175 192

val.jones@ge.com

Investor Contact for Clarient:

Matt Clawson

Allen & Caron Inc

(949) 474-4300

matt@allencaron.com

On October 22, 2010, the Company posted the following Questions and Answers on its intranet system for its employees to access:

Acquisition:

1.	Describe the acquisition.

The acquisition will be structured as a tender offer followed by a merger. When complete, GE Healthcare will own all of the outstanding stock of Clarient, and Clarient will be a wholly-owned subsidiary of GE Healthcare. A tender offer is a type of transaction where the acquiring company sends out an offer to all Clarient stockholders inviting them to sell their Clarient stock to the acquirer at a predetermined price. Stockholders essentially “vote” for the transaction by deciding to tender their shares for sale to the acquiring company. What we announced today was the signing of a binding contract to be acquired by GE. Under the contract, GE will commence the tender offer process within 10 business days. If GE acquires at least 50% of the outstanding shares of Clarient through the tender offer, then it is fairly straightforward administrative process to complete the acquisition through a merger. We currently expect the acquisition to be final later this year or early next (2011).

2.	Could the deal still fall apart between now and closing?

GE and Clarient are both contractually committed to this deal; however, there are certain conditions that must be satisfied before the acquisition is complete. GE and Clarient are dedicated to finalizing the transaction as soon as practicable. This transaction has been recommended by GE’s leadership team and the board of directors of Clarient has unanimously recommended that stockholders of Clarient accept the tender offer by GE Healthcare.

3.	Who is GE and what does this mean for Clarient?

GE Healthcare is a $17.5B division of GE, and is a world leader in diagnostic imaging technologies for hospitals. GE’s Medical Diagnostics Division is a $1B+ division of GE healthcare dedicated to innovative In Vivo products to aid in the diagnosis and management of critical neurological, cardiovascular disorders and cancer.

Today GE Healthcare offers a broad range of products and services that enable healthcare providers to diagnose and treat a wide range of cancers. Going forward, GE Healthcare is focused on developing integrated diagnostic solutions in oncology that combine selected in vivo, in vitro and informatics capabilities. The clear strategic fit between Clarient and GE Healthcare will offer substantial benefits to pathologists, oncologists and the biopharmaceutical industry.

Clarient will now have access to GE’s resources in the areas of research, managed care, regulatory and worldwide distribution. Clarient will complement GE’s current diagnostic imaging offerings as it relates to solid tumors, allowing us to bring new services and technologies to healthcare providers and to GE’s established customer base in the biopharmaceutical industry. We believe there is enormous potential in the closer integration of in vivo and in vitro diagnostic technologies that will bring improvements in quality and lower costs of disease management. As an integral part of GE’s Medical Diagnostics division, we will be able to accelerate the development of Clarient’s strong pipeline of innovative tests for the characterization and assessment of cancer, which will bring benefits to millions of healthcare providers and cancer patients worldwide.

This move by GE Healthcare is to take advantage of synergies between Clarient’s leading pathology platform and GE’s leading imaging platform, and is not a consolidation play like we traditionally see in lab services world. GE plans on building a division around Clarient and thus we expect GE to be investing in infrastructure and facilities as we grow together as a company under GE Healthcare.

4.	Why are we doing this? Are we not financially secure enough to stay on our own?

GE has offered a fair price for Clarient which fully recognizes the value that has been created by Team Clarient. While Clarient is clearly in a solid financial position, we believe our ability to enhance our competitiveness, invest in and launch new pipeline products and ensure the security for our dedicated employees is clearly enhanced by today’s announcement. We believe Clarient’s goal of becoming the most relevant company in the management of cancer can be fulfilled faster and in a bigger way than ever imagined as an independent company. Employees will also have the security of a large multinational company as an employer.

5.	How does this fit into Clarient strategic plan?

Clearly, our long range plan called for work in the area of monitoring therapeutic efficacy and surveillance of recurrence. By combining our technologies and assay development capabilities in in-vitro diagnostics with GE’s leading imaging and in-vivo capabilities, together we can truly cover the entire cancer diagnostic continuum and have a profound impact on transitioning cancer from a deadly disease to a chronic disorder. GE’s plan is to use Clarient as a foundation for building a division focused on Molecular diagnostics and innovation in cancer.

6.	What is next?

Now that the definitive agreement has been announced, we will begin finalizing a transition plan. We will continue to share important details as they become available over the course of the next 45 – 60 days. We expect the tender and merger process to take about 60 days or less and can now go to work to finalize many of the details on benefits etc.

7.	Is there a transition plan?

Absolutely, and many more details will be made clearer over the coming days and weeks. GE personnel will be actively involved in assisting us in blending into our new family. We are excited about the GE culture and feel that the consistencies between the companies will be evident from early on. Of course, in any acquisition situation there are bound to be changes in procedures, policies, even the way we say certain things. Those, and many other things, will be part of the robust integration process we’ll all learn more about over the coming days and weeks.

8.	When this is announced, will there be GE representatives on-site?

Yes. Several members of GE’s leadership team will be onsite so that you can meet them, interact with them and hear from them about their shared vision of the promise of Clarient’s future as a member of the GE family.

9.	Will we stay in Southern California?

Our business will continue to be run from California and Alabama. We will report into GE Healthcare’s Medical Diagnostics Business, which is headquartered at The Grove Centre, Amersham, UK.

10.	Will our executive team stay on after the acquisition?

GE has publicly stated they have a strong desire to maintain the Clarient leadership as we integrate into GE. GE has a long history of acquiring innovative companies in Healthcare and understands the importance of keeping company culture and chemistry intact. We will report into Pascale Witz, CEO of GE’s Medical Diagnostics Division. Their headquarters is located in the United Kingdom. We expect that Clarient leadership and management will continue to operate from California. We will have more details for you as we get closer to closing and the transition plan gets finalized.

11.	Will we change our name?

We plan on maintaining our brand as Clarient, A GE Company and will maintain our focus on the community pathologists. Once the tender and merger are completed, our investor base will be changing (2 large to 1 large), we will no longer be operating as a public company, and will be operating as a division of one of the top healthcare companies in the world. This change will allow management to focus more on building the business and strategy versus investor relations.

Stock:

1.	What happens to my stock options?

When the acquisition closes (which we expect to be later this year or early next year, 2011), the vesting for all outstanding stock options for current employees will be accelerated (to the extent they’re not already vested) and each option holder will receive a cash payment equal to the difference between the acquisition price ($5.00 per share) and the exercise price of the option, multiplied by the number shares that are subject to the options.

2.	For new hires, going forward will they receive stock options? Clarient or GE?

Effective immediately, no additional Clarient stock options will be granted. Going forward over time, we eventually will adopt GE’s compensation and benefits practices. Details will be forthcoming, so stay tuned.

3.	Will we receive new stock options with GE?

Going forward, over time, we will adopt GE’s compensation and benefits practices. These might include stock options or other incentive pay structures. While it’s too soon to tell right now, please stay tuned for more information.

We realize that you may have many questions over the coming weeks regarding such items as employee benefits and the integration process. We will be addressing all questions as quickly as possible. There will be an integration team from both companies working diligently to provide answers to your questions. Visit INSiTE in coming days for continuous updates. We will also be establishing a special email where you can post questions to HR. We’ll announce this via email.

On October 22, 2010, the Company utilized the following Questions and Answers in response to investor questions:

What is the rational for merging Clarient and GE Healthcare?

GE Healthcare is dedicated to developing integrated diagnostic solutions in oncology that combine selected in vivo, in vitro and informatics capabilities. As Clarient has become a leader in innovative pathology support, providing a diverse range of proprietary and non-proprietary molecular diagnostics, the clear strategic fit between Clarient and GE Healthcare will offer substantial benefits to pathologists, oncologists and the biopharmaceutical industry. In addition, the tender offer of $5.00 per common share translates to an acquisition value of $580 million, a fair price for the company in the opinion of the Boards of both organizations.

Why is Clarient selling the business?

The management team at Clarient started the company with a vision to build the most relevant cancer diagnostics company in the industry. The growth that Clarient has experienced is a testimony to the management team and all employees’ ability to execute this vision. This transaction is supported by management and the board because they believe that the deal terms are positive for stockholders and that the synergies with GEHC will accelerate the fulfillment of Clarient’s mission.

How long have you been in discussions with GE?

General Electric and Clarient first began to explore the concept of some kind of combination in the spring of this year. We really didn’t get started on this process in earnest until late summer and things progressed very quickly thereafter.

Have you had any other potential buyers?

Over the years, including this year, we have been approached by a number of companies to explore potential strategic alternatives and partnerships. In the end, the GE opportunity and fit was demonstrably more attractive than any other options that came to light.

Is there the possibility of other tender offers?

There is always a chance that there could be another tender, but at the direction of our board of directors and management, our bankers, Goldman Sachs have done a thorough job of market review over past several months. GE Healthcare is paying a fair price for the company, but it is a price that indicates their strategic interest in the company.

Is this a friendly takeover?

The transaction has been recommended unanimously by our boards of directors. The tender offer structure was deemed by both companies to be the most efficient means of completing the cash transaction.

When will the transaction close?

If all goes as expected, it should close in by the end of 2010 or early 2011. GE will launch the tender offer as soon as practicable, and in any event within 10 business days of the execution of the merger agreement which occurred on October 22, 2010.

Would investors be converting Clarient stock into GE stock?

This is a cash transaction, so holders of common stock will receive $5 per common share, in cash.

Are you confident that stockholders will tender their shares?

We can’t be certain how stockholders react, but each of the management team and the board of directors of Clarient recommend accepting the tender by GE Healthcare. It represents fair consideration for stockholders and is a strong endorsement of the strategy and the investment made by all stakeholders in the company.

What is the minimum percentage of shares that must be tendered in the tender offer?

The minimum condition of the tender offer is the tender and acceptance of at least a majority of the fully diluted common shares. If more than 90% of the outstanding common shares are tendered, GE would execute what is called a short-form back-end merger to acquire 100% of Clarient’s outstanding stock.

Do you expect any FTC/DOJ/Antitrust issues/roadblocks to closing?

We will be making a filing with the FTC and Department of Justice pursuant to the Hart-Scott-Rodino Act. We do not anticipate any antitrust issues in connection with this transaction.

What is the regulatory position regarding this transaction?

The transaction is subject to Hart-Scott-Rodino Act review in the US.

What happens to CLRT stock? Should investors sell their Clarient stock today?

That is completely up to each stockholder. Stockholders are free to sell in the open market at any time or can wait and participate in the tender process. Until the transaction is complete, the market value of the shares will likely fluctuate somewhat, and potentially significantly.

Will there need to be a stockholder vote?

A stockholder vote may be required after the tender offer, if less than 90% of the shares are tendered in the tender offer. The Clarient Board of Directors has voted unanimously for the transaction and recommends stockholders tender their shares.

It seems like things are going so well and so many new product launches are scheduled for the coming year – why sell now before we see if they are successful?

There’s no question we’ve come a long way and we are proud of all the success we have had; and we indeed have lofty goals for our new proprietary products. That said, there is always a great deal of risk for a small company like Clarient, since not only are there the common risks of market launch success and continued growth, but also there are things beyond our ability to control like reimbursement and regulatory risks that are better mitigated and managed as part of a larger organization. We are confident in Clarient, but considering the fair proposal by GE Healthcare, management and the Board feel it is the best outcome for stockholders to accept the offer.

How was the purchase price arrived at?

That was the best price offered by GE Healthcare and it was achieved through standard negotiations. The revenue multiple we are receiving is one of the best in the lab services and diagnostics industry over the past three years and definitely recognizes the growth, promise and special nature of Clarient and its talented people.

Was a fairness opinion rendered?

Yes. Goldman Sachs, the lead advisory investment bank for Clarient, provided a fairness opinion to our board.

Will we be able to review the fairness opinion?

It will be part of the public filing package that accompanies this transaction.

Who did GE Healthcare use as advisors on this deal?

For GE Healthcare, JP Morgan acted as financial advisor, and Sidley Austin as legal advisor.

What will happen to the senior management team – will you be retained?

GE will run the business as part of its Medical Diagnostics (MDx) division, under the direction of the current MDx CEO. In the period prior to closing, the Clarient/GEHC senior management will work on an integration plan including the future management structure of the business. GE Healthcare is always on the look-out for new talent and has a great track record of growing and developing people. They have indicated a strong desire to keep the current management team.

Are there any changes or additions to the products other than those Clarient has announced?

This is too early to say, although it is unlikely. On the other hand, GE Healthcare intends to accelerate Clarient’s strong development pipeline. From GE Healthcare’s perspective this acquisition is as much about growth as it is a variety of other important factors that GE Healthcare found attractive about Clarient, and Clarient has the strategy and product pipeline that will be the core of a new growth platform.

What will happen to the Clarient facilities in California and Alabama?

GE Healthcare intends to continue to operate the business in California and Alabama at the current facilities.

Where will the business be headquartered?

Clarient’s business will continue to be run from California and Alabama. The business will report into GE Healthcare’s Medical Diagnostics unit, which is headquartered at Chalfont St Giles, UK.

Will GE Healthcare lay off employees at any of the Clarient facilities?

The acquisition of Clarient by GE Healthcare is about growth. It is an acquisition of a business that truly adds new competence and new technologies. GE Healthcare values the talented employees that will be joining the company as part of this acquisition. The expertise and knowledge of Clarient’s employees will be key in the continuing growth of the business.

Will GE keep the Clarient brand?

Clarient has very strong brands which GE has indicated they wish to preserve and build upon.

What is the process for the tender offer?

Stockholders will receive materials that clearly explain the terms and conditions of the tender offer.

What will we receive in the mail?

You should expect to receive an offer to purchase your shares in November.

What if we wish to decline the deal?

The tender offer materials that are sent to you will explain your options as a stockholder with respect to the tender offer.

What will you do if there is an organized opposition to the deal?

Our board has unanimously approved the deal and recommends stockholders tender their shares in the offer. Speaking for management, we believe this is a great opportunity for stockholders to get a fair value from their shares.

On October 22, 2010, the Company distributed the following letter to certain of its customers:

October 22, 2010

Dear Valued Customer,

Over the past six years, Clarient has worked hard to build your trust and support your efforts in cancer diagnostic testing. We feel fortunate that our presence in the market has grown during this time. You have watched us grow from a “start-up” company to a major contributor in support of the Community Pathologist. Despite the changing market dynamics, we are proud that we have stayed the course and remain committed to our business model of collaborating with the Community Pathologists and look forward to continuing our success together.

Today, we are very excited to announce that we have entered into an agreement for Clarient to become part of GE Healthcare. This is an important advancement for our company because it means we will have an even greater voice in cancer diagnostics. As a GE Healthcare company, our vision will remain the same, to focus our attention on supporting you, the Community Pathologist, to assist you as you work closely with your clinical colleagues to provide outstanding care to your patients. We believe the strategic fit between Clarient and GE Healthcare will offer substantial benefits to pathologists, oncologists and the biopharmaceutical industry.

When our merger is completed, Clarient will have access to GE’s resources in the areas of research, managed care, regulatory and worldwide distribution. Clarient will complement GE’s current diagnostic imaging offerings as it relates to solid tumors, allowing us to bring new services and technologies to healthcare providers and to GE’s established customer base in the biopharmaceutical industry. We believe there is enormous potential in the closer integration of in vivo and in vitro diagnostic technologies that will bring improvements in quality and lower costs of disease management. As an integral part of GE’s Medical Diagnostics division, we believe we will be able to accelerate the development of Clarient’s strong pipeline of innovative tests for the characterization and assessment of cancer, which will bring benefits to our community pathology and oncology customers, healthcare providers and cancer patients worldwide.

What we anticipate you will see in the coming months is a continuation of the high level of service and support you have come to expect from Clarient. There will be no change in how we work together. We will complement what we already provide to you with an acceleration of our delivery of advanced diagnostic tools that will further enhance your practice. The launch of Mammostrat in a few short weeks will be just the first of what promises to be a very exciting delivery of a host of new products and services, all backed by the strength and stability of GE Healthcare in the future.

As a new division of GE Healthcare, the Clarient Team will continue to be the trusted colleagues you have come to rely on for your cancer testing needs. We look forward to our journey together as we truly, Take Cancer Personally.

Sincerely,

Ron Andrews	Dave Daly
CEO, Clarient Inc.	CCO, Clarient Inc.

Important Notice to investors:

This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. The tender offer for the shares of the Company has not commenced. At the time the offer is commenced General Electric and an indirect, wholly-owned subsidiary of General Electric will file tender offer materials with the U.S. Securities and Exchange Commission (SEC) and the Company will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which investors should read carefully before they make a decision with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of Offer to Purchase and related Letter of Transmittal will also be available from General Electric or the Company.